UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-34244

HUDBAY MINERALS INC.
(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]                    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________________

EXPLANATORY NOTE

On November 1, 2017, Hudbay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (1) Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2017 and 2016; (2) Management's Discussion and Analysis of Results of Operations and Financial Condition for the three and nine months ended September 30, 2017; (3) CEO Certification of Interim Filings; (4) CFO Certification of Interim Filings; (5) a press release announcing the quarterly results for the third quarter of 2017; and (6) Certificate and Articles of Amalgamation.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2017 and 2016
99.2	Management's Discussion and Analysis of Results of Operations and Financial Condition for the three and nine months ended September 30, 2017
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings
99.5	Press release announcing the quarterly results for the third quarter of 2017
99.6	Certificate and Articles of Amalgamation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel

Date: November 2, 2017

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2017 and 2016
99.2	Management's Discussion and Analysis of Results of Operations and Financial Condition for the three and nine months ended September 30, 2017
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings
99.5	Press release announcing the quarterly results for the third quarter of 2017
99.6	Certificate and Articles of Amalgamation